As filed with the Securities and Exchange Commission on September 13, 2005.

                                                                              Registration No. 333-10222

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts of

SAVIA, S.A. DE C.V.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

United Mexican States

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[x] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

EMM-790536_1

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

- # -

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 16, 17 and 19

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 13, 14,

dividends

16 and 19

(iv)

The transmission of notices, reports

Articles number 12, 16, 17

and proxy soliciting material

and  19

(v)

The sale or exercise of rights

Articles number 14, 15, 16 and 19

(vi)

The deposit or sale of securities

Articles number 13, 14, 16,

resulting from dividends, splits

18 and 19

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 21 and 22

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 12

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6,

or withdraw the underlying securities

8 and 22

(x)

Limitation upon the liability

Articles number 15, 19 and 22

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 12

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of February 1, 1994, as amended and restated, among Savia, S.A. de C.V., The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder. - Filed previously.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466 - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 2, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Series A common shares of Savia, S.A. de C.V.

By:

The Bank of New York,

  As Depositary

By:  /s/ Allen Murray

       Allen Murray

       Managing Director

Pursuant to the requirements of the Securities Act of 1933, Savia, S.A. de C.V. has caused this Pot-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Monterrey, Mexico on August 1, 2005.

SAVIA, S.A. DE C.V.

By:  /s/ Enrique Osorio

Name:  Enrique Osorio

Title:  Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on August 1, 2005.

/s/ Alfonso Romo-Garza

Chairman of the Board and Chief Executive Officer

Alfonso Romo-Garza

(principal executive officer)

/s/ Bernardo Jiménez

Director

Bernardo Jiménez

/s/ Alejandro Pérez

Director

Alejandro Pérez

/s/ Francisco González

Director

Francisco González

/s/ Gustavo Romo

Director

Gustavo Romo

/s/ Enrique Osorio

Corporate Comptroller

Enrique Osorio

(principal accounting officer)

/s/ Enrique Osorio

Chief Financial Officer

Enrique Osorio

(principal financial officer)

/s/ Bernardo Jiménez

Authorized Representative in the United States

Bernardo Jiménez

INDEX TO EXHIBITS

Exhibit

Letter

Exhibit

5

Certification under Rule 466.